UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
001-08266

CUSIP NUMBER
90291C102

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ]Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: July 31, 2018

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

U.S. GOLD CORP.

Full Name of Registrant

Former Name if Applicable

1910 E. Idaho Street, Suite 102-Box 604

Address of Principal Executive Office (Street and Number)

Elko, NV 89801

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The compilation, dissemination and review of the information required to be presented in the quarterly report on Form 10-Q for the relevant period imposed time constraints that have rendered timely filing of the quarterly report on Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report no later than five days after the original due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edward Karr	(800)	557-4550
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes [X] No [  ]

We anticipate the following changes in results of operations from the period July 31, 2017 to July 31, 2018:

Total operating expenses for three months ended July 31, 2018 as compared to three months ended July 31, 2017, were approximately $1.5 million and $3.2 million, respectively. The approximate $1.7 million decrease in operating expenses for the three months ended July 31, 2018 as compared to three months ended July 31, 2018 is comprised of a decrease of approximately $1.1 million in compensation as a result of a decrease in officer compensation pursuant to separation agreements and change in control in connection with the merger, a $269,000 decrease in exploration expenses on our mineral properties due to a decrease in exploration activities and a decrease in professional fees of approximately $297,000 due primarily to a decrease investor relations services.

In addition the company reported a loss from discontinued operations of approximately $6.1 million during the prior comparable period. No such loss is being reported during the current period.

As a result of the operating expense and other expense discussed above, we expect to report a net loss of approximately $1.6 million for the three months ended July 31, 2018 as compared to a net loss of approximately $9.3 million for the three months ended July 31, 2017.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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U.S. GOLD CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 14, 2018	By	/s/ Edward Karr
Edward Karr
President and Chief Executive Officer

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